FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person* Bradley Edward L.	2. Issuer Name and Ticker or Trading Symbol Neogen Corporation (NEOG)		6. Relationship of Reporting Person to Issuer (Check all applicable)
(Last) (First) (Middle) 4115 Beeman Road (Street) Williamston MI 48895 (City) (State) (Zip)	3. IRS Identification Number of Reporting Person, if an Entity (Voluntary)	4. Statement for Month/Day/Year April 25, 2003 5. If Amendment, Date of Original (Month/Day/Year)

      Director            10% Owner
X     Officer (give title below)           Other (specify below)
   Vice President Food Safety Sales and Marketing

7.    Individual or Joint/Group Filing (Check applicable line)
X     Form filed by One Reporting Person
      Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date	2A. Deemed Transaction Date, if any	3. Transac- tion Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported	6. Owner- ship Form: Direct	7. Nature of Indirect Beneficial
	(Month/Day/Year)	(Month/Day/Year)	Code	V	Amount	(A) or (D)	Price	Transaction(s) (Instr. 3 and 4)	(D) or In- direct (I) (Instr. 4)	Ownership (Instr. 4)

Common stock	04/24/2003		M		10,400	A	$7.19
Common stock	04/24/2003		S		4,500	D	$15.19
Common Stock	04/24/2003		S		2,500	D	$14.94	12,800	D
Common Stock	04/25/2003							4,982	I	401K

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly
*    If the form is filed by more than one reporting person, see Instruction 4(b)(v).

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/Year)	3A. Deemed Execution Date, if any (Month/Day/Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	10. Ownership Form of Derivative Security. Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exer- cisable	Expira- tion Date	Title	Amount or Number of Shares
Stock Option	$6.75							03/30/1996	03/30/2000	Common Stock	9,000		9,000	D

Stock Option	$7.18	04/24/2003				10,400		08/03/1999	08/03/2003	Common Stock	2,600		2,600	D
Stock Option	$6.50							08/24/2000	08/24/2004	Common Stock	15,000		15,000	D
Stock Option	$6.25							08/09/2001	08/09/2005	Common Stock	15,000		15,000	D
Stock Option	$13.20							08/17/2002	08/17/2006	Common Stock	17,000		17,000	D
Stock Option	$12.25							09/11/2003	09/11/2007	Common Stock	18,000		18,000	D

Explanation of Responses:

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff.(a)	/s/ Edward L. Bradley Edward L. Bradley **Signature of Reporting Person	April 25, 2003 Date

©    H.J. Meyer Consulting September 1, 2002